[redacted]

SEC Mail Processing Section FEB 25 2008 Washington, DC 101

SECURITIES W N

08028764

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SEC FILE NUMBER
8- 50093

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific American Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9191 Towne Center Drive, Suite 406
(No. and Street)

San Diego (City) California (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Constance L. Gibbs (858) 320-2850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2008 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle M. Schoeffel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific American Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

State of California
County of San Diego
Subscribed and sworn (or affirmed) to before me this 20th day of February, 2008

Notary Public

PAOLA MARANGON
COMM. #1627104
Notary Public - California
San Diego County
My Comm. Expires Dec. 6, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pacific American Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Pacific American Securities, LLC:

We have audited the accompanying statement of financial condition of Pacific American Securities, LLC (the Company) as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific American Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2008

Pacific American Securities, LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$ 1,011,563
Deposit with clearing organization	100,000
Receivable from brokers and dealers	560,527
Marketable securities, at market value	21,360
Receivable from related parties	59,300
Furniture and equipment, net	24,735
Prepaid expenses	171,408
Deposits	12,763
Other assets	1,100
Goodwill, net	415,455
Total assets	$ 2,378,211

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 338,683
Payable to brokers, dealers, and clearing organizations	162,283
Loans payable	14,868
Total liabilities	515,834
Member's equity	1,862,377
Total liabilities and member's equity	$ 2,378,211

The accompanying notes are an integral part of these financial statements.

Pacific American Securities, LLC
Statement of Income
For the Year Ended December 31, 2007

Revenue	
Commission income	$ 7,809,553
Investment gains (losses), net	(9,853)
Interest income	79,967
Other income	24,598
Total revenue	7,904,265
Expenses	
Employee compensation and benefits	1,520,404
Commissions, trading fees and floor brokerage	4,655,380
Communications and data processing	937,464
Occupancy & equipment rental	227,622
Interest expense	8,908
Professional fees	69,173
Other operating expenses	473,372
Total expenses	7,892,323
Net income (loss) before income tax provision	11,942
Income tax provision	800
Net income (loss)	$ 11,142

The accompanying notes are an integral part of these financial statements.

Pacific American Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2007

Balance at December 31, 2006	$ 1,912,635
Distributions to member	(61,400)
Net income (loss)	11,142
Balance at December 31, 2007	$ 1,862,377

The accompanying notes are an integral part of these financial statements

Pacific American Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income (loss)		$ 11,142
Adjustments to reconcile net income to net cash and cash equivalent provided by (used in) operating activities:		
Depreciation	$ 17,920	
(Increase) decrease in assets:		
Receivable from brokers and dealers	(44,001)	
Receivable from related parties	(1,184)	
Marketable securities, at market value	49,166	
Prepaid expenses	(56,333)	
Receivables - other	45,914	
(Decrease) increase in liabilities:		
Accounts payable and accrued expenses	(8,569)	
Payable to brokers and dealers	(22,088)	
Total adjustments		(19,175)
Net cash and cash equivalents provided by (used in) operating activities		(8,033)
Cash flows from investing activities:		
Purchase of furniture and equipment	(13,975)	
Net cash and cash equivalents provided by (used in) investing activities		(13,975)
Cash flows from financing activities:		
Repayment of loans payable	(44,604)	
Distributions to member	(61,400)	
Net cash and cash equivalents provided by (used in) financing activities		(106,004)
Net increase (decrease) in cash and cash equivalents		(128,012)
Cash and cash equivalents beginning of year		1,139,575
Cash and cash equivalents end of year		$ 1,011,563

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest	$ 8,908
Income taxes	$ 12,590

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pacific American Securities, LLC (the "Company") was organized in the State of California on February 19, 1997, as a broker/dealer in securities under the Securities and Exchange Act of 1934. On April 1, 1999, the Company became a Delaware Single Member Limited Liability Company. The Company is a wholly–owned subsidiary of Pacific American Services Group, LLC (the "Parent"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company operates as a broker/dealer for customers, who are predominately institutional investors, on a fully disclosed basis, whereby the Company does not hold customer funds or securities. The Company also provides soft dollar services by engagement, and trades securities for its own account.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Receivable from brokers and dealers are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from three (3) to seven (7) years by the straight-line method.

The Company provides research to certain customers pursuant to soft–dollar arrangements. The value of the research to be provided is based on a percentage of commission income received from the customer. The research is typically purchased by the Company from third parties. A liability is recorded for research due to customers based on commission income received.

The Company is organized as a single member limited liability company for federal and state income tax purposes. Pursuant to this tax organization, the Company is treated as a disregarded entity for federal and state income taxes, since such taxes, if any, are the responsibility of its member. However, the Company is subject to a California limited liability company fee, and a gross receipts tax.

Note 2: MARKETABLE SECURITIES, AT MARKET

Marketable securities, at market value consist of corporate stocks. At December 31, 2007, the stocks are recorded at their fair market value of $21,360. The accounting for the mark-to-market on the proprietary trading is included in income as net unrealized gains of $3,444, and net realized losses of $13,297.

Note 3: RECEIVABLE FROM CLEARING ORGANIZATION

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2007, the receivables from clearing brokers of $560,527 are pursuant to these clearance agreements.

Note 4: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Pershing LLC, A BNY Securities Group ("Clearing Broker") to carry its account and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2007 is $100,000.

Note 5: FURNITURE AND EQUIPMENT, NET

Furniture and equipment consists of the following:

Furniture & fixtures	$ 56,573
Machinery & equipment	91,425
	147,998
Accumulated depreciation	(123,263)
Total furniture and equipment, net	$ 24,735

Depreciation expense for the year ended December 31, 2007 was $17,920.

Note 6: PREPAID EXPENSES

The Company has included prepaid insurance, licenses and legal fees, and soft-dollar research advances in prepaid expenses. The balances are either amortized over the term of the license or policy, or expensed when services are performed or incurred.

Note 7: GOODWILL, NET

Goodwill represents the unamortized cost of acquiring the net assets, of another broker/dealer, in excess of the appraised value of such assets, at the date of acquisition. The goodwill is tested annually for impairment using guidelines set forth in Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"). The Company believes that no impairment existed at December 31, 2007. Before adopting SFAS 142, the Company had previously amortized $169,028 of the original goodwill using straight–line amortization.

Note 8: LOANS PAYABLE

In the year 2002 the Company entered into a Revolving Credit Agreement with its bank for up to $250,000. The Agreement allowed the Company to draw on the credit up to April 15, 2003, at which time the outstanding balance would be converted to a five-year term loan. The Agreement is guaranteed by the Parent, secured by the assets of the Company, and requires the maintenance of certain financial covenants, including maintaining a compensating balance of three (3) times the commitment amount. Interest on the outstanding balance is accrued at three-quarter (0.75) percentage points above prime, currently 6.0%.

Estimated future principal payments on this loan are as follows:

December 31,	
2008	$ 14,868
2009 & thereafter	–
Total	$ 14,868

Note 9: INCOME TAXES

As discussed in Note 1, the Company is treated as a disregarded entity for Federal and State income tax purposes. The Company's income and expenses are included in the tax returns of the Company's Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns. However, for tax purposes the Parent is treated like a partnership, therefore in lieu of business income taxes, the members of the Parent are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. The income tax provisions consist of the following:

Franchise tax	$ 800
Gross receipts tax	–
Total income tax provision	$ 800

Note 10: RELATED PARTY TRANSACTIONS

Pacific American Services Group, LLC (the "Parent"), is the holding company for Pacific American Securities, LLC and Pacific American Advisors, LLC ("Advisors"). The Company has entered into a written agreement with the Parent and Advisors, whereby the Company and Advisors reimburse the Parent on a ratio of two–thirds/one–third, respectively, for common office space and expenses.

Advisors provides the Company with accounting services.

Note 11: PROFIT SHARING PLAN

Effective January 1, 2002, the Company adopted a 401(k) Profit Sharing Plan (the "Plan"). All employees, after ninety days of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary. For the year ended December 31, 2007, the Company did not make any contributions.

Note 12: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into various non–cancelable leases for office equipment. The leases are for varying terms. The minimum annual payments for these leases are as follows:

Year Ending December 31,	
2008	$ 73,650
2009	50,093
2010	32,850
2011	10,950
2012 & thereafter	–
	$ 167,543

Note 12: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Corporation ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2007, cash balances held in financial institutions were in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements

Note 13: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 14: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company's net capital of $1,174,270, exceeded the minimum net capital requirement of $100,000 by $1,074,270 and the Company's ratio of aggregate indebtedness ($515,834) to net capital was 0.44 to 1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Pacific American Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2007

Computation of net capital		
Member's equity		$ 1,862,377
Less: Non allowable assets		
Receivable from related parties	$ (59,300)	
Furniture and equipment, net	(24,735)	
Prepaid expenses	(171,408)	
Deposits	(12,763)	
Goodwill, net	(415,455)	
Other assets	(1,100)	
Total adjustments		(684,761)
Net capital before haircuts on securities		1,177,616
Less: Haircuts		
Haircuts on marketable securities	(3,204)	
Haircuts on money markets	(142)	
Total haircuts		3,346
Net capital		1,174,270
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 34,389	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 1,074,270
Ratio of aggregate indebtedness to net capital	0.44 : 1	

There was no difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2007.

See independent auditor's report.

Pacific American Securities, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2007

A computation of reserve requirements is not applicable to Pacific American Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Pacific American Securities, LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2007

Information relating to possession or control requirements is not applicable to Pacific American Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Pacific American Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Pacific American Securities, LLC:

In planning and performing our audit of the financial statements of Pacific American Securities, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2008

END